As filed with the Securities and Exchange Commission on January 13, 2010

Registration No. 333-162433

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

POST-EFFECTIVE AMENDMENT NO. 1

TO THE

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

BCB BANCORP, INC.

(Exact name of registrant as specified in its charter)

New Jersey	6712	26-0065262
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

104-110 Avenue C

Bayonne, New Jersey 07002

(201) 823-0700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

Donald Mindiak

104-110 Avenue C

Bayonne, New Jersey 07002

(201) 823-0700

(Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies to:

Alan Schick, Esq. Marc P. Levy, Esq. Luse Gorman Pomerenk & Schick, P.C. 5335 Wisconsin Avenue, N.W., Suite 780 Washington, D.C. 20015 Phone: (202) 274-2000	Joseph G. Passaic, Jr., Esq. Philip Feigen, Esq. Patton Boggs LLP 2550 M Street, N.W. Washington, D.C. 20037 Phone: (202) 457-6000

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☒

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☒   333-162433

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐ (Do not check if a smaller reporting company)	Smaller reporting company	☒

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)  ☐

Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share	Proposed maximum aggregate offering price	Amount of registration fee
Common Stock, no par value per share	4,969,542 shares (1)	(2)	$36,426,743 (2)	$2,033 (3)

(1)	Represents the maximum number of shares of BCB Bancorp common stock that may be issued in connection with the proposed merger to which this Registration Statement relates.
(2)	Pursuant to Rule 457(f), the registration fee was computed on the basis of $7.33, the market value of the common stock of Pamrapo Bancorp, Inc. to be exchanged or cancelled in the merger, computed in accordance with Rule 457(c) on the basis of the average of the high and low price per share of such common stock quoted on the Nasdaq Stock Market on October 7, 2009, and 4,969,542 shares of common stock of Pamrapo Bancorp, Inc. that may be received by the Registrant and/or cancelled upon consummation of the merger.
(3)	Previously submitted.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

Articles VI and VII of the Certificate of Incorporation of BCB Bancorp, Inc. (the “Corporation”) set forth circumstances under which directors, officers, employees and agents of the Corporation may be insured or indemnified against liability which they incur in their capacities as such:

ARTICLE VI

LIMITATION OF LIABILITY

Subject to the following, a director or officer of the Corporation shall not be personally liable to the Corporation or its shareholders for damages for breach of any duty owed to the Corporation or its shareholders. The preceding sentence shall not relieve a director or officer from liability for any breach of duty based upon an act or omission (i) in breach of such person’s duty of loyalty to the Corporation or its shareholders, (ii) not in good faith or involving a knowing violation of law, or (iii) resulting in receipt by such person of an improper personal benefit. If the New Jersey Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer or both of the Corporation shall be eliminated or limited to the fullest extent permitted by the New Jersey Business Corporation Act as so amended. Any amendment to this Certificate of Incorporation, or change in law which authorizes this paragraph shall not adversely affect any then existing right or protection of a director or officer of the Corporation.

ARTICLE VII

INDEMNIFICATION

The Corporation shall indemnify its officers, directors, employees and agents and former officers, directors, employees and agents, and any other persons serving at the request of the Corporation as an officer, director, employee or agent of another corporation, association, partnership, joint venture, trust, or other enterprise, against expenses (including attorneys’ fees, judgments, fines and amounts paid in settlement) incurred in connection with any pending or threatened action, suit, or proceeding, whether civil, criminal, administrative or investigative, with respect to which such officer, director, employee, agent or other person is party, or is threatened to be made a party, to the full extent permitted by the New Jersey Business Corporation Act. The indemnification provided herein (i) shall not be deemed exclusive of any other right to which any person seeking indemnification may be entitled under any by-law, agreement, or vote of shareholders or disinterested directors or otherwise, both as to action in his or her official capacity and as to action in any other capacity, and (ii) shall insure to the benefit of the heirs, executors, and the administrators of any such person. The Corporation shall have the power, but shall not be obligated, to purchase and maintain insurance on behalf of any person or persons enumerated above against any liability asserted against or incurred by them or any of them arising out of their status as corporate directors, officers, employees, or agents whether or not the Corporation would have the power to indemnify them against such liability under the provisions of this article.

The Corporation shall, from time to time, reimburse or advance to any person referred to in this article the funds necessary for payment of expenses, including attorneys’ fees, incurred in connection with any action, suit or proceeding referred to in this article, upon receipt of a written undertaking by or on behalf of such person to repay such amount(s) if a judgment or other final adjudication adverse to the director or officer establishes that the director’s or officer’s acts or omissions (i) constitute a breach of the director’s or officer’s duty of loyalty to the Corporation or its shareholders, (ii) were not in good faith, (iii) involved a knowing violation of law, (iv) resulted in the director or officer receiving an improper personal benefit, or (v) were otherwise of such a character that New Jersey law would require that such amount(s) be repaid.

Item 21.	Exhibits and Financial Statement Schedules

The exhibits and financial statements filed as part of this Registration Statement are as follows:

(a)	Exhibits

2.1	Agreement and Plan of Merger between BCB Bancorp, Inc. and Pamrapo Bancorp, Inc.(1)

3.1	Certificate of Incorporation of BCB Bancorp, Inc.(2)

3.2	Bylaws of BCB Bancorp, Inc.(3)

4.1	Form of Common Stock Certificate of BCB Bancorp, Inc.(4)

5.0	Opinion of Luse Gorman Pomerenk & Schick, a Professional Corporation as to the legality of the securities being issued.*

8.0	Form of Federal Tax Opinion of Luse Gorman Pomerenk & Schick, a Professional Corporation*

10.1	BCB Community Bank 2002 Stock Option Plan.(5)

10.2	BCB Community Bank 2003 Stock Option Plan.(5)

10.3	2005 Director Deferred Compensation Plan.(2)

10.4	Change in Control Agreement with Donald Mindiak.(6)

10.5	Change in Control Agreement with James E. Collins.(6)

10.6	Change in Control Agreement with Thomas M. Coughlin.(6)

10.7	Executive Agreement with Donald Mindiak.(6)

10.8	Executive Agreement with James E. Collins.(6)

10.9	Executive Agreement with Thomas M. Coughlin.(6)

10.10	Amendment to 2002 and 2003 Stock Option Plans.(7)

21	Subsidiaries of BCB Bancorp, Inc.(2)

23.1	Consent of Endicott Financial Advisors, L.L.C.*

23.2	Consent of FinPro, Inc.*

23.3	Consent of ParenteBeard LLC, independent registered public accounting firm, Pamrapo Bancorp, Inc.*

23.4	Consent of ParenteBeard LLC, independent registered public accounting firm, BCB Bancorp, Inc.*

23.5	Consent of Luse Gorman Pomerenk & Schick, a Professional Corporation (set forth in Exhibit 5.0).

24	Power of attorney (set forth on the signature pages to this Registration Statement).

99	Pamrapo Bancorp, Inc. Supplement to the Joint Proxy Statement/Prospectus for the Proposed Merger of Pamrapo Bancorp, Inc. and BCB Bancorp, Inc., dated January 11, 2010.

*	Previously filed.
(1)	Incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on June 30, 2009.

(2)	Incorporated by reference to the Company’s Registration Statement on Form S-1, as amended, (Commission File Number 333-128214) originally filed with the Securities and Exchange Commission on September 9, 2005.
(3)	Incorporated by reference to the Form 8-K filed with the Securities and Exchange Commission on October 12, 2007.
(4)	Incorporated by reference to the Form 8k-12g3 filed with the Securities and Exchange Commission on May 1, 2003.
(5)	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2004.
(6)	Incorporated by reference to Exhibit 10.4, 10.5, 10.6, 10.7, 10.8 and 10.9 to the Current Report on Form 8-K filed with the Securities and Exchange Commission on December 15, 2008.
(7)	Incorporated by reference to the Annual Report on Form 10-K for the year ended December 31, 2005.

Item 22.	Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement; (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933; (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be a bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b)(1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for the purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of, and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Bayonne, New Jersey, on January 13, 2010.

BCB BANCORP, INC.

By:	/s/ Donald Mindiak
Donald Mindiak President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures	Title	Date

/s/ Donald Mindiak Donald Mindiak	President, Chief Executive and Financial Officer and Director (Principal Executive and Financial Officer)	January 13, 2010

* Thomas M. Coughlin	Vice President, Chief Operating Officer and Director (Principal Accounting Officer)

* Mark D. Hogan	Chairman of the Board

* Robert Balance	Director

* Judith Q. Bielan	Director

* Joseph J. Brogan	Director

* James E. Collins	Director

* Joseph Lyga	Director

* Alexander Pasiechnik	Director

* August Pellegrini, Jr.	Director

* Joseph Tagliareni	Director

*	Pursuant to the Powers of Attorney filed as Exhibit 24.0 to the Registration Statement on Form S-4 for BCB Bancorp, Inc. filed on October 13, 2009 with the Securities and Exchange Commission.